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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                            PRIMA ENERGY CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $0.015 per share
                         (Title of Class of Securities)

                                    741901201
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                                 (CUSIP Number)

                                 Robert G. James
                                 80 Ludlow Drive
                            Chappaqua, New York 10514
                            Telephone: (914) 666-3774
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                See Item 3 below
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.



                               (Page 1 of 5 Pages)
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CUSIP NO. 741901201                13D                        PAGE 2 OF 5 PAGES

1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

              Robert G. James
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2.   Check the Appropriate Box If a Member of a Group     (a)      / /
                                                          (b)      /x/
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3.   SEC Use Only

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4.   Source of Funds

              OO
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5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
     2(d) or 2(e) / /
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6.   Citizenship or Place of Organization

              United States of America
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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

                           7.  Sole Voting Power
                                    1,339,468
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                           8.  Shared Voting Power
                                       59,609
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                           9.  Sole Dispositive Power
                                    1,339,468
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                           10. Shared Dispositive Power
                                       59,609
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              1,399,077
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  / /
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13.  Percent of Class Represented by Amount in Row (11)

              10.9%
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14.  Type of Reporting Person

              IN
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CUSIP NO. 741201901                      13D                  PAGE 3 OF 5 PAGES

     This Amendment No. 1 hereby amends the Statement on Schedule 13D filed by Robert G. James dated May 3, 1993.

ITEM 1. SECURITY AND ISSUER.

     Common stock, par value $0.015 per share (the "Common Stock") of Prima Energy Corporation, a Delaware corporation (the "Company"), with principal executive offices at 1801 Broadway, Suite 500, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Robert G. James

     (b)  80 Ludlow Drive
          Chappaqua, New York 10514

     (c)  Mr. James is the President of
          Enterprise Asset Management, Inc.
          475 Fifth Avenue
          New York, New York 10017

     Enterprise Asset Management, Inc. is primarily in the business of holding and managing real estate and other investments.

     (d) During the past five years, Mr. James has not been convicted in any criminal proceeding.

     (e) During the past five years, Mr. James was not a party to any civil proceeding of a judicial or administrative body.

     (f) Mr. James is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As reported in his Schedule 13D dated May 3, 1993, Mr. James purchased 210,000 shares of Common Stock on April 8, 1993, using his personal funds, which shares then represented 10.8% of the Common Stock of the Company. The Company effected a 2-for-1 stock split of its Common Stock on July 22, 1993, a 3-for-2 stock split of its Common Stock on February 20, 1997, a 3-for-2 stock split of its Common Stock on February 10, 2000 and a 3-for-2 stock split of its Common Stock on November 27, 2000.

     Since the date of the Schedule 13D, Mr. James has purchased or transferred Common Stock of the Company on various dates, although none of these purchases or transfers individually were material. As a result of the stock splits described above and the purchases and transfers of Common Stock of the Company by Mr. James, Mr. James currently holds 1,339,468 shares of the Company's Common Stock, of which 103,105 shares are held by Mr. James' Individual Retirement Account ("IRA").
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CUSIP NO. 741201901                      13D                  PAGE 4 OF 5 PAGES

ITEM 4. PURPOSE OF THE TRANSACTION.

     See Item 3. In addition, except as otherwise disclosed herein and absent any change in personal circumstances, Mr. James intends to maintain his equity position in the Company. Mr. James, however, intends to review on a continuing basis his investment in the Company and may, depending upon his evaluation of the Company's business and prospects and upon future developments in the Company's business and economic conditions, determine to increase, decrease, continue to hold or dispose of his position in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. James owns 1,339,468 shares of the Company's Common Stock, of which 103,105 shares are held by Mr. James' IRA account. Based on the Company's 12,731,373 outstanding shares, as reported in its Form 10-K filed on March 27, 2001, Mr. James' shares represent 10.5% of the Company's Common Stock.

     Additionally, Mr. James is a trustee of the Robert and Ardis James Foundation (the "Foundation"), which holds 59,609 shares of Common Stock of the Company, representing 0.5% of the Company's outstanding Common Stock. The Foundation is a charitable foundation, within the meaning of Section 509(a) of the U.S. Internal Revenue Code. Mr. James hereby declares that the filing of this statement shall not be construed as an admission that he is the beneficial owner of the shares held by the Foundation.

     The aggregate number of shares of the Company's Common Stock described in the previous two paragraphs is 1,399,077, which represent 11.0% of the Company's outstanding Common Stock.

     (b) Mr. James has the sole power to vote and dispose of the 1,339,468 shares held by him directly and by his IRA account. Mr. James, as a trustee of the Foundation, shares voting and dispositive power over the shares held by the Foundation. A majority of the trustees of the Foundation is required to vote or dispose of the shares held by the Foundation. The Foundation has four trustees, including Mr. James. The other trustees, their businesses and addresses are as follows:

     Catherine James Paglia is a director of Enterprise Asset Management, Inc., managing and overseeing investment opportunities for that firm, located at 475 Fifth Ave., Suite 1200, New York, NY 10017;

     Ralph James is the Chief Operating Officer and Executive Vice President of First Marblehead Corporation, a firm in the business of originating student loans, located at 30 Little Harbor, Marblehead, MA 01945; and

     Ardis James, Mr. James' wife, is not employed outside the home, and her address is 80 Ludlow Drive, Chappaqua, New York 10514.
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CUSIP NO. 741201901                      13D                  PAGE 5 OF 5 PAGES

     During the past five years, none of these persons has been convicted in any criminal proceeding. In addition, during the past five years, none of these persons was a party to any civil proceeding of a judicial or administrative body as a result of which he or she was or is subject to any judgment, decree or order relating to federal or state securities laws or finding any violation with respect to such laws. All of these persons are citizens of the United States of America.

     (c) During the past 60 days, neither Mr. James nor the Foundation has participated in any transactions with respect to the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT.

     Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


                                                  /s/ Robert G. James
                                           ----------------------------------
                                                      Robert G. James

Dated: April 2, 2001